UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                     0-7261

                                  CUSIP NUMBER
                                   159420 20 7

(Check One:)     [ ] Form 10-K [ ] Form  20-F [ ] Form  11-K
                 [X] Form 10-Q [ ] Form N-SAR

     For Period Ended: November 30, 1995

     [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR For the Transition Period Ended:
                          ----------------------------

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

         Chaparral Resources, Inc.

Former Name if Applicable--N/A

Address of Principal Executive Office (State and Number)

         621 Seventeenth Street, Suite 1301
         Denver, Colorado 80293

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               The Registrant owns interests in producing oil and gas wells. In order for the Registrant to properly reflect revenues for the quarter ended February 29, 1996, it is necessary to obtain information from various oil and gas purchasers. Due to delays in receiving this information, personnel of the Registrant were unable to complete the financial statements for the quarter ended February 29, 1996, in time for the Quarterly Report on Form 10-Q for the period ended February 29, 1996, to be filed by April 15, 1996.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Matthew R. Hoovler         303                       293-2340
         (Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed" If answer is no, identify report(s).

         [ X ]  Yes   [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ X ]  Yes   [   ]  No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               The Registrant's operations during the quarter ended February 29, 1996, resulted in a net loss of $82,000 compared to a net loss of $9,000 for the same period in 1995. The net loss for the quarter ended February 29, 1996, was primarily due to lower natural gas prices, the sale of certain producing properties during 1995 and interest expenses.

               Revenues from oil and gas sales for the quarter ended February 29, 1996, were $34,000 compared to $84,000 during the quarter ended February 28, 1995.

- -------------------------------------------------------------------------------

                            Chaparral Resources, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                           /s/ Matthew R. Hoovler
Date April 15, 1996                     By --------------------------
                                           Matthew R. Hoovler, Vice President


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be complected and filed with the Securities and Exchange Commission, Washington, D. C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the Form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This Form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 210 or 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).